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Nicholas A. Kronfeld

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 450 5950 fax nicholas.kronfeld@davispolk.com

August 18, 2014

Re:	Banco Santander S.A.

Registration Statement on Form F-4

File No. 333-196887

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, Banco Santander, S.A. (“Santander Spain”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Santander Spain’s Registration Statement on Form F-4 filed on June 18, 2014 as amended on July 24, 2014 (the “Registration Statement”) in connection with its proposed exchange offer to acquire securities of Banco Santander (Brasil) S.A. (“Santander Brasil”) contained in the Staff’s letter dated August 8, 2014 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, Santander Spain has revised the Registration Statement and is filing Amendment No. 2 (the “Amendment”) to the Registration Statement together with this response letter. This Amendment also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amendment and three marked copies of the Amendment showing the changes to the Registration Statement.

Set forth below are Santander Spain’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Santander Spain’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing a particular comment appears.

Division of Corporation Finance U.S. Securities and Exchange Commission
	2	August 18, 2014

General

1. We note your response to prior comment 3 from our letter dated July 14, 2014. Please provide an opinion of counsel opining that the voting, redemption, dividend, liquidation and individual shareholder rights of action of holders of Santander ordinary shares will be substantially equivalent to the rights enjoyed by holders of Santander Brasil securities who participate in the offer. Refer generally to Rule 13e-3(g)(2).

Response: Santander Spain respectfully advises the Staff that Santander Spain expects to receive an opinion of counsel as requested and will supplementally provide a copy of the opinion letter to the Staff.

In addition, Santander Spain respectfully advises the Staff that Santander Spain believes that Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is not applicable to the exchange offer for the reasons described in Santander Spain’s response to prior comment 3, namely that pursuant to Rule 13e-3(g)(2), Rule 13e-3 does not apply to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security, which requirement is “deemed to be satisfied if unaffiliated security holders are offered common stock”. Santander Spain also expects to receive an opinion of counsel to that effect which will be included in the opinion letter referred to above.

Background of the Exchange Offer, page 53

2. We note your response to comment 8 from our letter dated July 14, 2014. We are not able to agree with your analysis that the “laudo” provided Goldman Sachs is not a report, opinion or appraisal materially related to the transaction. Consequently, please provide the information required by Item 4 of Form F-4.

Response: We note the Staff’s comment and appreciate the opportunity you provided us to discuss the facts and circumstances of this matter further. As we discussed, Santander Spain continues to believe that the Goldman Sachs laudo is not materially related to the exchange offer. The Goldman Sachs laudo was not prepared for use by Santander Spain in its consideration of the exchange offer. The laudo was prepared for the potential use by the minority shareholders of Santander Brasil in their consideration of the exchange offer. Those minority shareholders, however, did not choose to use the Goldman Sachs laudo in connection with their consideration of the exchange offer. Instead, the minority shareholders used a laudo prepared by another independent third-party entity. As a result, we respectfully submit that the Goldman Sachs laudo is not materially related to the consideration of the exchange offer by Santander Spain or the minority shareholders of Santander Brasil. We appreciate the Staff’s reconsideration of the unique facts and circumstances of this matter.

Santander Spain’s Reasons for the Proposed Exchange Offer, page 55

3. Revise this section to clarify whether Santander Spain considered the discount to the book value implied by the exchange offer in determining that the agreement was attractive to shareholders of both Santander Spain and Santander Brasil.

Response: Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 55 of the Amendment to provide the requested information.

Division of Corporation Finance U.S. Securities and Exchange Commission
	3	August 18, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-4950 or nicholas.kronfeld@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Via E-mail

Mr. Carlos de Nicolás, Director Asesoría Jurídica Unidades de Negocio

Mr. Javier Illescas, Subdirector General